

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

16.01.2006 ГМК/417





Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC Mining and Metallurgical Company Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Statement of material fact dated January 12, 2006: Information on accrued and/or paid income from the issuer's securities; information on the resolutions of General Meetings

2. Information on the events that may significantly affect the price of the Company's securities dated January 10, 2006

3. Information on the events that may significantly affect the price of the Company's securities dated December 28, 2005

All above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

STATEMENT OF MATERIAL FACT:
INFORMATION ON ACCRUED AND/OR PAID INCOME FROM THE ISSUER'S SECURITIES
INFORMATION ON THE RESOLUTIONS OF GENERAL MEETINGS

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Supplement to the Information bulletin of the Federal Financial Markets Service"***

1.9. Code(s) of material fact (s)	***0640155F12012006; 1040155F12012006***

2. Subject matter of the information ***(0640155F12012006)***

2.1 Class, category (type), issue and other identifying attributes of securities:
ordinary non-documentary registered shares

2.2 State registration number of the security issue (additional issue) and the date of this state registration:
State registration number 1-04-40155-F; registration date 10.01.2001
State registration number 1-05-40155-F; registration date 23.05.2001

2.3 Name of the state registration body: ***the Russian Federal Commission on Securities***

2.4 The issuer's governing body which has passed the resolution on dividend payment (declaring): ***extraordinary general meeting of shareholders***

2.5. Date of resolution on dividend payment (declaring): ***December 30, 2005***
2.6 Date of the Protocol of the shareholders' meeting when the resolution on dividend payment (declaring) was passed: ***January 12, 2006***
2.7 Total sum of dividends upon the issuer's shares of a certain category (type) and dividend per share of a certain category (type):

Total sum of dividends upon the issuer's ordinary shares based on the Company's operating results for 9 months of 2005 – RUB 8 661 368 740*;
Dividend per ordinary share (for 9 months of 2005) – RUB 43
* - dividends shall not be paid on 12 478 704 shares acquired by the issuer

2.8 Form of payment upon the issuer's securities (cash or other property): ***cash***

2.9 Date of income (dividends) payment or the last day of the period, if any, within which the income (dividends) should be paid: ***final date of dividends payment – February 28, 2006.***
2.10 Total sum of dividends to be paid upon the issuer's shares: ***dividends will be paid before February 28, 2006.***

2. Subject matter of the information ***(1040155F12012006)***

2.1. Type of the general meeting (annual or extraordinary): ***extraordinary***

2.2. Format of the general meeting: ***absentee voting***

2.3. Date and venue of the general meeting: ***December 30, 2005; mail address for voting ballots: 121108 Moscow PB 82, ZAO National Registry Company.***
2.3 Quorum: ***total number of shares held by the shareholders who took part in the meeting is 132 259 185 (meeting is quorate).***
2.4. Issue under vote and vote results:
Dividends on MMC Norilsk Nickel shares payable upon the Company's operating results for 9 months of 2005.

«FOR» - 132 209 149

«AGAINST» - 5 455
«ABSTAINED» - 11 033

2.5. Resolutions passed by the EGM are as follows:

To approve dividends payable upon the Company's operating results for 9 months of 2005 in the amount of RUB 43 per ordinary share. Dividends shall be paid before February 28, 2006.

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

January 12, 2006

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to release the information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish the information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Date of the Board of Directors' meeting: ***December 29, 2005***; Date and No. of the Protocol of the Board of Directors' meeting: ***January 10, 2006, No. GMK/28-pr-sd;*** Re.: ***Liquidation of the Multi-branch Production Association Zapolyarye, a branch of MMC Norilsk Nickel*** It was decided: ***To liquidate the Multi-branch Production Association Zapolyarye, a branch of MMC Norilsk Nickel (MPA Zapolyarye of MMC Norilsk Nickel) located at the address: Ul. Pirogova, 10, Sochi, Krasnodarsky region, 354073, Russia.***

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

January 10, 2006

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous Region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Company's Web site.***

2. Subject matter of the information

The Issuer's interest share in the authorized capital of the following commercial organization has been changed (full name of the organization): ***Open Joint Stock Company «Kola Power Generating Company»;***

Location of the aforementioned commercial organization: ***184355, Murmashi settlement, Murmansk region,ul. Kirova, 2;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change:

0 %;

The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***14,83%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***10,01%.***

Date of change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***December 28, 2005.***

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

December 28, 2005